November 21, 2016

VIA EDGAR

Mara L. Ransom

Assistant Director

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

RE:	EVINE Live, Inc.

Registration Statement on Form S-3

Filed October 11, 2016

File No. 333-214061

Dear Ms. Ransom:

EVINE Live, Inc. (the “Company,” “we,” “us” or “our”) is electronically transmitting hereunder our response to the Staff’s comments set forth in your letter dated November 8, 2016, to Timothy Peterman, the Company’s Chief Financial Officer, with respect to our Registration Statement on Form S-3, filed on October 11, 2016 (“Form S-3”). For your convenience, we have repeated below the Staff’s comments in bold and have followed each comment with our response. We also refer you to our Amendment No. 1 to Form S-3, filed on EDGAR on November 21, 2016 (the “Amended S-3”).

General

1.	We note that this transaction relates to the resale of up to an aggregate of 14,376,939 shares of common stock by the selling shareholders, which shares are comprised partly of shares issuable upon exercise of the Option Warrants issuable upon exercise of the Options. It appears you are registering shares of common stock underlying convertible securities which are issuable upon exercise of other convertible securities. Please note that you may register shares of common stock for resale only if the private placement was complete when the registration statement was filed. Since none of the Option Warrants appear to have been issued at that time, it does not appear that the underlying shares of common stock can be registered for resale under Rule 415(a)(1)(i) because the Option Warrants would not be deemed to be currently outstanding. Note that in order for the Option Warrants to be deemed to be outstanding such that it would be appropriate to register the resale of the underlying common stock, there could be no conditions to the obligations of the investors to take the securities that are within their control. In this case, it remains within the Option Warrant holders’ control whether to exercise the Options in order to receive the Option Warrants that are ultimately exercisable for the common stock that you are attempting to register for resale. It would be appropriate to file a new registration statement for the resale of the common stock underlying the Option Warrants only after the immediately overlying Option Warrants have been issued. Please remove the shares of common stock underlying the Option Warrants from the registration statement and revise accordingly.

We concur with your assessment. Prior to filing the Amended S-3, we have re-calculated the number of shares we are seeking to register: this number no longer includes the estimated number of shares issuable pursuant to unissued Option Warrants. Please see our response to Item 4, below, for additional details.

Prospectus Cover Page

2.	In determining the number of shares to register, you must make a good-faith estimate of the maximum number of shares that you may issue on conversion. Please provide an analysis of how you arrived at the number of shares being registered. Please refer to Securities Act Sections Compliance and Disclosure Question 139.10.

The aggregate number of shares we propose to register through the Amended Form S-3 consists of three categories (i) 6,620,127 shares issued to the selling shareholders, both through the initial sale and upon exercise of two Options through the date of the Amended S-3; (ii) 2,976,190 shares issuable upon the exercise of Warrants; and (iii) an estimated 2,032,605 shares issuable upon exercise of the three outstanding Options (which does not include the portion that would be allocated to the Option Warrants issued upon exercise of such Options).

Because the Warrants have been actually issued, without being subject to additional conditions, we believe those shares may be registered on Form S-3. The Options, which have been actually issued to investors without additional conditions, entitle each holder thereof to purchase shares of common stock and to purchase Option Warrants pursuant to which shares of common stock are issuable.

The Options were not issued for a specific number of shares or Option Warrants; rather, each may be exercised for a combination, comprised of two-thirds shares of common stock and one-third Option Warrants, sufficient to increase such selling shareholder’s holdings in the Company, on a post-exercise basis, to a specific beneficial ownership percentage. In order to estimate this number for purposes of registering our shares, we estimated the number of shares that would be issuable upon exercise of each Option, assuming that there were 64,170,905 shares of common stock outstanding prior to such exercise. As discussed in response to Item 1 above, the Amended Form S-3 removes estimated shares issuable upon exercise of the Option Warrants, including both issued and unissued Option Warrants.

The maximum beneficial ownership to which each selling shareholder may increase their holdings following exercise of all of their Warrants, Options, and Option Warrants is as follows: for Thomas D. Mottola, 6.666%; for TH Media Partners, LLC, 6.666%; for Morris Goldfarb, 4.066%; for TowerView LLC, 2%; and for Sammy Aaron, 0.6%.

Selling Shareholders, page 7

3.	Please revise your prospectus to include a discussion of the material terms of the private placement. For example, clarify the number of overlying securities (i.e., Options, Warrants and Option Warrants) issued in or issuable as a result of the private placement.

The original Form S-3 contained much of this information under the headings “Selling Shareholders” and “Description of Securities –Description of Warrants, Options and Option Warrants to Purchase Common Stock Pursuant to Which Common Stock May Be Issued.” However, the Amended S-3 clarifies certain points on which the staff requested clarification. Further, we have more conspicuously included a cross-reference under “Selling Shareholders” that we believe will help investors find the relevant information.

4.	Please provide your analysis as to why the private placement of the Warrants and Options was completed, including whether the Warrants and Options were issued prior to filing the registration statement. In this regard, please address, among other issues, whether and how you are relying on Question 116.19 of the Securities Act Forms Compliance and Disclosure Interpretations, why you believe you are permitted to omit the number of shares of common stock that each selling shareholder is entitled to purchase upon exercise of each of the Options and the Warrants held by such shareholder, and why you have not disclosed the “specific beneficial ownership percentage” to which each selling shareholder’s holdings, on a post-exercise basis, may be increased.

As described in our public filings, we signed the Stock Purchase Agreements on September 14, 2016. We subsequently closed the Private Placement on September 19, 2016, at which time we accepted payment for the shares of common stock, Options and Warrants. On the same date, we also instructed our transfer agent to issue the required stock certificates and issued physical Warrants and Options to the selling shareholders. Accordingly, we believe that the Private Placement was completed on September 19, 2016.

We are not relying on Question 116.19 of the Securities Act Compliance and Disclosure Interpretations. As noted in response to Items 1 and 2 above, we agree with the staff’s analysis and have removed shares underlying the Option Warrants from our registered share count. We will register those shares at a later time.

We have not omitted the number of shares of common stock that each selling shareholder is entitled to purchase upon exercise of each of the Options and Warrants. Those shares are included in our total registered share counts. Similarly, we believe that we disclosed, in the chart that is a part of the section of Form S-3 titled “Selling Shareholders”, the “specific beneficial ownership percentage” to which each selling shareholder’s holdings, on a post-exercise basis, may be increased. However, the Amended S-3 provides additional detail intended to clarify certain ambiguities within that chart. The chart has also been updated to reflect the removal of shares underlying Option Warrants.

* * *

Should you have any questions, please do not hesitate to contact me at (952) 943-6889, or the Company’s outside legal counsel, J. C. Anderson of Gray, Plant, Mooty, Mooty & Bennett, P.A., at (612) 632-3002.

Very truly yours,

/s/ Damon Schramm
Damon Schramm
Senior Vice President-General Counsel